

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2013

<u>Via- Email</u>
Steven J. Mento, Ph.D.
President and Chief Executive Officer
Conatus Pharmaceuticals Inc.
4365 Executive Dr., Suite 200
San Diego, CA 92121

>   **Re: Conatus Pharmaceuticals Inc.**
>   **Draft Registration Statement on Form S-1**
>   **Submitted May 10, 2013**
>   **CIK No. 0001383701**

Dear Dr. Mento:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

2. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

3. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about

you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. Comments to your application for confidential treatment will be delivered under separate cover.

Prospectus Summary, page 1

5. We note that you disclose that the HCV-POLT study is currently designated as Phase 3 in the EU and Phase 2b in the United States. We also note that at times you refer to the trial for HCV-POLT as a Phase 3 trial. Please consistently refer to the HCV-POLT trial as a Phase 2b/Phase 3 trial.

6. We note that you disclose on page 62 that by returning apoptosis to normalized levels, emricasan may enable the balance between apoptosis and the body's normal clearance mechanism for apoptosis to be restored. Please disclose how you anticipate the drug would be prescribed by physicians for patients or patient groups with HCV-POLT, ACLF, or CLF. In particular, please clarify if you believe that a particular patient population would need to take emricasan indefinitely, intermittently, or on a short-term basis. Please also disclose if there is any clinical information that casts doubt on this theory. We note that the company has observed the phenomenon of a gradual return of ALT towards baseline levels, and has studied potential instances of a biochemical flare post treatment.

The Offering, page 5

7. We note your disclosure on page 37. Please amend your disclosure to include an approximate amount of the proceeds you plan to allocate to the Phase 2b clinical trial of emricasan in ACLF patients. If you plan to allocate funds to multiple trials, please amend your disclosure to include an approximate amount of the proceeds you plan to allocate to each of the applicable trials. Please disclose if the allocated funds will not be sufficient to fully fund each given trial.

Risk Factors

Clinical drug development involves uncertain outcomes . . . , page 9

8. Please expand your disclosure to include the termination of product candidate CTS-1027, and the aggregate operating expenses applied to researching this product candidate.

<u>We may be involved in lawsuits to protect or enforce our patents, which could be expensive, time-consuming and unsuccessful . . ., page 28</u>

9. We note your disclosure on page 82 that you are not currently party to any material legal proceedings. If there has been any litigation in the past concerning one of your material patents, please describe the nature of this litigation and its resolution in this risk factor. Furthermore, if you have received any notice of infringement from any third party, please expand your disclosure to disclose the notice and the circumstances relating thereto.

<u>Special Note Regarding Forward-Looking Statements, page 36</u>

10. Please delete the statement that investors "should not rely on these forward-looking statements as predictions of future events" on page 36.

<u>Use of Proceeds, page 37</u>

11. We note that you state that you believe funding from this offering will allow you to complete the Phase 2b clinical trial of emricasan in ACLF patients on page 37. We also note that you believe you will need to raise additional funds to complete your other planned clinical trials on page 37. Please amend your disclosure to include an approximate amount of the proceeds you plan to allocate to the Phase 2b clinical trial of emricasan in ACLF patients. If a portion of the funds are intended to be used to fund or partially fund the Phase 2b/Phase 3 HCV-POLT trial and/or the Phase 3 CLF trial, please amend your disclosure to include an approximate amount of the proceeds you plan to allocate to each aforementioned trial. If the funds will not be sufficient to fully fund a given trial, please disclose the expected total cost of that trial.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Overview, page 44</u>

12. We note on page 44 that you expect to initiate the Phase 3 HCV-POLT trial in the second half of 2013 and the Phase 2b CLF trial in the second half of 2014. We also note on page 37 that you do not expect to have sufficient funds from this offering to complete the Phase 3 HCV-POLT trial or Phase 2b CLF trial. We also note on page 45 that you expect to have sufficient funds to operate for at least the next 12 months. Please clarify if you intend to use a portion of the proceeds to start but not complete the HCV-POLT and/or CLF trial, and disclose how you plan to fully fund these trials.

13. If this offering will trigger the acceleration of the promissory note due to Pfizer, please disclose the circumstances relating thereto.

14. Please disclose the material termination provisions of the sublicense agreement with Idun Pharma and the termination provisions of the related license agreements between Idun Pharma and Thomas Jefferson University described on page 73.

Financial Overview
Research and Development Expenses, page 45

15. Please separately disclose the total costs incurred from project inception to date for emricasan.

Critical Accounting Policies and Significant Judgments and Estimates

Common Stock Value, page 48

16. Please disclose the reasons why management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

17. We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

Summary of Stock Option Grants, page 50

18. Confirm that no other stock options have been granted that have not already been disclosed and update that confirmation through the date the filing goes effective.

Results of Operations

Research and Development Expenses, page 52

19. Please provide a quantitative discussion of the nature of research and development expenses for each period presented.

Business, page 55

20. Please estimate the amount spent on research and development for the past 3 years as required by Regulation S-K Item 101(c)(1)(xi).

Executive and Director Compensation

2012 Summary Compensation Table, page 92

21. Please include the commitment to award cash incentives to Drs. Mento, Spada, and Burgess as described on page 95 in the 2012 Summary Compensation Table.

Description of Capital Stock

General, page 121

22. On page 121, please clarify that there will be no shares of preferred stock outstanding after completion of the offering and whether the amended certificate of incorporation will be amended to delete reference to the current convertible preferred shares. See Regulation S-K Item 202(a)(4) for guidance.

23. Please state the approximate number of holders of common stock at the time of the offering.

Shares Eligible for Future Sale, page 125

24. On page 125, please state the number of shares that are subject to a lock-up, and the shares that can be sold under Rule 144 that are not subject to a lock-up. See Item 201(a)(2) for guidance.

Lock-Up Agreements, page 125

25. Once available please file copies of each of the lock-up agreements.

Financial Statements, page F-1

26. Please provide interim financial statements for the quarterly period ended March 31, 2013 as well as updated disclosures. Please be sure to include a footnote that describes your accounting for the Idun Pharma spin-off and please tell us the authoritative literature that you relied upon.

Information Not Required in Prospectus

Undertakings, page II-5

27. Please delete the undertakings labeled number (3) and (4) on pages II-5 and II-6.

General

       If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

       Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

       You may contact Vanessa Robertson at (202) 551-3649 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786 or me at (202) 551-3715 with any other questions.

                            Sincerely,

                            /s/ Jeffrey P. Riedler

                            Assistant Director

cc: Scott Wolfe
       Cheston Larson
       Matthew Bush
       Latham & Watkins LLP
       12636 High Bluff Dr., Suite 400
       San Diego, CA 92130